Exhibit 99.(a)(1)(Z)

AMENDMENT NO. 3 TO THE OFFER TO AMEND

ELIGIBLE OPTION GRANTS

The Offering Memorandum is hereby amended and supplemented as follows:

1.  Section 4 of the Offering Memorandum titled “Procedures for Amending Eligible Options” is hereby further amended and supplemented to add the following final paragraph:

The Offer expired at 5:59 p.m. Pacific Time, on Friday, December 29, 2006. Pursuant to the Offer, we accepted for amendment Eligible Portions of Eligible Options to purchase 6,722,891 shares of common stock. We have sent or will send via email each Eligible Optionee who made an election to either participate or not participate in the Offer an Election Confirmation Statement substantially in the form of Exhibit 99.(a)(1)(M) to the Schedule TO, confirming each such Eligible Optionee’s final elections with respect to their Eligible Options.